UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF APRIL 2023
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE

For immediate release

April 28, 2023

METHANEX REPORTS ON ANNUAL GENERAL MEETING OF SHAREHOLDERS

VANCOUVER, BRITISH COLUMBIA (April 28, 2023) - Methanex Corporation (TSX:MX) (NASDAQ:MEOH) announced, in accordance with Toronto Stock Exchange requirements, the voting results from its Annual General Meeting held on April 27, 2022 in Vancouver, British Columbia.

Voting Results from Annual General Meeting

A total of 59,123,988 common shares were voted at the meeting, representing 86% of all outstanding shares. Shareholders voted in favour of all items of business before the meeting, including the election of all director nominees as follows:

Director	Votes For	% of Votes For	Votes Against	% of Votes Against
Doug Arnell	57,577,304	98.90	641,995	1.10
Jim Bertram	53,779,522	92.37	4,439,777	7.63
Paul Dobson	57,834,506	99.34	384,793	0.66
Maureen Howe	57,696,568	99.10	522,731	0.90
Robert Kostelnik	53,562,031	92.00	4,657,267	8.00
Leslie O'Donoghue	58,055,487	99.72	163,812	0.28
Kevin Rodgers	53,599,282	92.06	4,620,017	7.94
Rich Sumner	58,018,988	99.66	200,311	0.34
Margaret Walker	54,012,844	92.77	4,206,555	7.23
Benita Warmbold	57,590,168	98.92	629,131	1.08
Xiaoping Yang	57,832,897	99.34	386,583	0.66

Appointment of Auditors

KPMG LLP, Chartered Professional Accountants, was re-appointed as auditor of Methanex.

Votes For (percent): 84.61%
Votes Withheld (percent): 15.39%

Advisory Vote on Executive Compensation

A non-binding advisory vote to accept Methanex’s approach to executive compensation as disclosed in the Information Circular dated March 9, 2023 was approved.

Votes For (percent): 91.47%
Votes Against (percent): 8.53%

Methanex is a Vancouver-based, publicly traded company and is the world's largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH”. Methanex can be visited online at www.methanex.com.

-end-

Inquiries:
Sarah Herriott
Director, Investor Relations
Methanex Corporation
604-661-2600 or Toll Free: 1-800-661-8851
www.methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: April 28, 2023	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel & Corporate Secretary